EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Avalon Rare Metals Inc. (the “Company” or “Avalon”)
130 Adelaide St. W., Suite 1901
Toronto, ON  M5H 3P5

2.	Date of Material Change:

April 17, 2013.

3.	News Release:

The Company issued a news release with respect to the material change referred to in this report on April 17, 2013 via Marketwire and it was subsequently filed on SEDAR.

4.	Summary of Material Change:

On April 17, 2013, Avalon announced the completion of a positive Feasibility Study (“FS”) for its Nechalacho Rare Earth Elements Project (the “Project”). The FS was prepared by SNC-Lavalin Inc. (“SLI”) and is the first feasibility level study to be completed on a major heavy rare earth project outside of China. The FS results confirm that the Project is technically feasible and economically robust.

5.	Full Description of Material Change:

On April 17, 2013, Avalon announced the completion of a positive FS for its Project. The FS was prepared by SLI and is the first feasibility level study to be completed on a major heavy rare earth project outside of China. The FS results confirm that the Project is technically feasible and economically robust.

Feasibility Study Highlights

•
The discounted cash flow (“DCF”) analysis yields a 22.5% internal rate of return (“IRR”) on a pre-tax basis and a 19.6% IRR on an after-tax basis, assuming 100% equity financing. The Project’s net present value (“NPV”) at a 10% discount rate is $1.351 billion1 pre-tax and $900 million after-tax.

•	Total Project construction capital costs are $1.575 billion, which is inclusive of a 13% contingency and $122 million in sustaining capital. Of the total capital costs

1 All figures are expressed in Canadian dollars unless otherwise stated.

approximately $1.152 billion is expected to be incurred in the Northwest Territories and $423 million is expected to be incurred in Louisiana.

•	Operating costs average $264.5 million per year

•	Revenues average $645.8 million per year ($456.5 million from separated rare earth oxides (“REO”) and $189.3 million from the sale of an enriched zirconium concentrate (“EZC”)).

•	Revenues from HREE2 are in excess of 50% of total Project revenue.

•	Sales of the five critical REO (neodymium, europium, terbium, dysprosium and yttrium) account for over 82% of the separated REO revenues.

•	Lanthanum and cerium sales represent less than 4.5% of total revenues.

•
Total Measured and Indicated Mineral Resources would conceivably be sufficient to support continued mining operations at Nechalacho for over 90 years, if the mining rate is unchanged and Mineral Resources are converted to Mineral Reserves at the same conversion rate experienced in the FS.

Feasibility Study - Key Metrics

The Project financial model assumes 100% equity financing although the Company anticipates that the Project will be financed through a combination of debt and equity.  The release of this FS is a critical step toward securing the project financing needed to support the construction of the Project through to steady state operation.

Metric	Quantity	Units
Economics (Pre-Tax)
IRR	22.5	%
NPV @ 8%	1,833	$million
NPV @ 10%	1,351	$million
NPV @ 12%	981	$million

Economics (After-Tax3)

2 Heavy Rare Earth Elements, Europium through to Lutetium and Yttrium
3 Taxes include: NWT royalty, property and income taxes

IRR	19.6	%
NPV @ 8%	1,262	$million
NPV @ 10%	900	$million
NPV @ 12%	620	$million

Payback Period	4.3	years

Mining
Mineral reserves	14,600,000	tonnes
Production rate	730,000	tonnes per year
Initial Mine Life	20	years

Total Revenue	645.8	$million per year
Rare earth oxides	456.5	$million per year
EZC	189.3	$million per year
Unit basis	884.65	$ per tonne mined

Total Operating Costs	264.5	$million per year
Reagents	97.2	$million per year
Fuel and Power	50.7	$million per year
Labour	36.7	$million per year

Freight	29.4	$million per year
General and Administration	26.8	$million per year
Other	23.7	$million per year
Unit basis	362.28	$ per tonne mined

Sensitivity analyses on the Project financial model demonstrate that pre-tax Project NPV at a 10% discount rate is most sensitive to metallurgical recoveries, TREO pricing, Canada/US exchange rate, and production tonnage.

The expected annual average production of separated REE4 in oxides and REE carbonate products (quoted as oxide equivalents) over the 20 year initial mine life are set out in the table below.

Annual Production Averages (in tonnes per year), over 20 year mine life
Oxide5	Contained in EZC	Separated Rare Earth Oxides	Total
La2O3	193.2	1,187.6	1,380.8
Ce2O3	502.6	2,521.6	3,024.2
Pr2O3	58.8	322.3	381.1
Nd2O3	349.0	1,179.9	1,528.9
Sm2O3	122.2	220.9	343.1
Eu2O3	16.1	31.5	47.6

4 Rare Earth Elements
5 Oxide equivalents are quoted in the table. Some products will be sold as blends and carbonates.

Gd2O3	121.2	231.5	352.7
Tb4O7	21.0	37.6	58.6
Dy2O3	128.6	195.8	324.4
Ho2O3	27.9	32.5	60.4
Er2O3	89.2	71.6	160.8
Tm2O3	13.8	8.0	21.8
Yb2O3	89.9	40.0	129.9
Lu2O3	13.5	4.6	18.1
Y2O3	728.8	724.9	1,453.7
	2,475.8	6,810.3	9,286.1
ZrO2	19,763.3	-	19,763.3
Nb2O5	2,230.5	-	2,230.5
Ta2O5	243.0	-	243.0
Total	24,712.6	6,810.3	31,522.9

The table below sets out the anticipated capital expenditures for the Project, broken down by the jurisdic\tion to which each class of expenditure relates.

Cost Category	NWT	LA
Mine Development	81.58	-
Main Process Facilities	351.24	192.51
Infrastructure	150.68	78.82
EPCM	119.27	38.57
Indirect Construction Costs	175.56	27.25
Owner's Costs	36.76	18.95
Contingency	120.91	44.90
Closing Costs / Bond	13.00	3.16
Upfront Capex	1,049.00	404.16
Sustaining Capital	102.72	19.12
Total Capex	1,151.72	423.28

The CDN:USD exchange rate assumption used in the FS for the economic evaluation was based on a major bank’s forecast prepared during January, 2013 as follows:

Year	CDN:USD
To end of 2015	Cdn$1.00 = US$0.97
2016	Cdn$1.00 = US$0.96
2017 and thereafter	Cdn$1.00 = US$0.95

For reference, the foreign exchange rate assumption used in the Company's prefeasibility study (“PFS”), the results of which were disclosed in the Company’s news release dated July 7, 2011, was Cdn$1.00 = US$0.95.

The FS is the culmination of extensive resource definition, engineering, environmental and metallurgical studies carried out over the past two years at a total cost of approximately $60 million, as outlined in the table below:

Category	($ Million)
Resource Definition	23.0
Metallurgy	17.0
Feasibility Studies	15.0
Environmental and Permitting	3.0
Community Engagement	2.0
Total	60.0

The FS covers all aspects of project development, including mining, mineral concentration, hydrometallurgical processing, refining and separation of individual rare earth oxides as well as all related infrastructure.  SLI developed its capital and operating cost estimates from first principle capital quotations, estimates from suppliers, manufacturers, contractors and experience based on comparable operations in Canada and abroad. The capital and operating cost estimates were completed to a level consistent with an AACEI Class 3 estimate, with an intended level of accuracy of ±15%, based on Q2 2012 prices, excluding escalation.

Optimization Opportunities and Next Steps

While the economics contained in the FS are robust, ongoing metallurgical process development work and engagement with consumers in the marketplace has allowed the Company to identify several major and numerous minor Project optimization opportunities. These could significantly improve the Project economics with lower Capex and Opex, reduced technical risk, enhanced metallurgical recoveries, and other operational efficiency improvements.

These optimization opportunities include (but are not limited to):

•	optimization of the crushing and grinding circuit, plant layouts and materials of construction;
•	metallurgical testwork to further improve reagent selection and flotation recoveries;
•	improvements to the Hydrometallurgical Plant processes;
•	alternative impurity removal scenarios;
•	potential to separate lanthanum and cerium at the Hydrometallurgical Plant and stockpile for future sales;
•	potential to reintroduce cracking of zircon at a later date to increase direct production of HREE and separate the by-products from the EZC;
•	potential sales of a magnetite by-product;
•	potential to defer the construction of the Refinery and toll process Avalon’s mixed rare earth concentrate through a refinery (or refineries) built and operated by others; and
•	potential to use excess capacity in the Refinery to toll process third party production and reduce operating costs.

The Company is already investigating most of these opportunities and will continue to refine the Project development model as potential benefits are tested and confirmed.

In the meantime, critical path work including preliminary engineering for the Nechalacho Mine and Concentrator infrastructure is underway, as are preparations to engage a contract miner for the underground development work. The precise timing for the initiation of underground development work planned for 2013 has yet to be finalized.  However, this work is unlikely to begin this summer as originally contemplated due mainly to uncertainty on the timing for receipt of requisite land use permits.

Further, the current state of equity markets for the resource industry in general, as well as the rare earth industry, may limit the Company’s short term financing opportunities.  However, this will permit the Company to focus on Project optimization over the next four to six months, which will limit the erosion of its treasury from large Project development expenditures. The Company believes that this should not impact the Project completion schedule and the Company still anticipates being able to bring product to market in 2017.

The key factors going forward influencing the timely execution of the Project are: securing a strategic or financial partner, timely receipt of all requisite operating permits and approvals, securing sufficient binding agreements for offtake to support project financing, and the availability of equity and debt financing at a reasonable cost.

Review of the FS Project Development Model

The Project will consist of facilities located at three separate sites: an underground mine and concentrator to be located at Thor Lake, 100 kilometres southeast of Yellowknife, Northwest Territories (“NWT”) (the “Nechalacho Mine and Concentrator”), a hydrometallurgical plant to be located at Pine Point, 85 kilometres east of Hay River, NWT (the “Hydrometallurgical Plant”), and a rare earth refinery to be located in Geismar, Louisiana (“LA”) (the “Refinery”), which will produce high purity separated REE oxides and carbonates.

The development model in the FS incorporates two fundamental changes to the original model used for the PFS: the inclusion of the Refinery (whereas the PFS contemplated selling a mixed REE concentrate at a discount to market prices for separated REE oxides) and the exclusion of the zircon “cracking” process.

The decision to include the Refinery in the FS development model was made after several potential consumers expressed a desire to see a refining solution outside of China.  At the present time, there are no rare earth refineries outside of China with the capability of processing HREE in the quantities that the Project is expected to produce, and there is no guarantee that such a refinery will be built by others. In addition, many consumers are insisting that suppliers provide assurances that their rare earth products have been produced in a socially and environmentally responsible way. Building the Refinery into the FS development model better positions Avalon to provide such assurances and meet its corporate commitment to sustainability.

Secondly, the PFS contemplated “cracking” the zircon contained in the leached solids from the Hydrometallurgical Plant to recover zirconium, niobium, tantalum and further LREE6, and HREE, while the FS provides for the direct sale of the material to processors in Asia as EZC. In so doing, potential technical risks associated with the cracking process were eliminated and a reduction in the related capital costs was achieved, while retaining the optionality of building zircon cracking into the business at some future date.

6 Light Rare Earth Elements, Lanthanum through to Samarium

The development model in the FS provides for construction of the Nechalacho Mine and Concentrator site to begin first (basic engineering work on the flotation section has already commenced). This will be followed by the Hydrometallurgical Plant and the Refinery. Construction work at each site is scheduled such that each facility is available to receive feed as soon as production becomes available from the supplying facility. In addition, provision is made to start commissioning the Hydrometallurgical Plant using high grade ore shipped directly from the mine ahead of concentrate being produced by the Nechalacho Concentrator.  This will shorten the overall ramp-up period and reduce the schedule risk from any delay in commissioning of the concentrator.

Nechalacho Mine and Concentrator

The heavy rare earth rich Basal Zone ore body is a sub-horizontal, gently undulating layer, situated at an average depth of approximately 200m, that varies from 5m to over 30m in thickness (averaging 20m across the whole deposit). The FS provides for the construction of a 2,000 tonne per day (“tpd”) underground mine and concentrator. This facility is expected to ramp up to its design capacity of 730,000 tonnes a year within six months after commencement of mining.  The mine will be developed as a cut and fill operation with lower-cost long hole stoping methods used in the thicker parts of the ore body. Mine access will be by ramp, with primary crushing underground. Crushed material will be delivered to surface by conveyor. Mining will be conducted with a first pass of primary stopes, followed by secondary stope extraction after the primary stopes have been cement paste-backfilled.

Mined ore will undergo a crushing operation to reduce rock size to 80% passing 13.5mm. The crushing facility has been designed to treat over 4,000 tpd to accommodate the potential doubling of the initial planned mining rate at a future date.  Crushed ore from underground will be brought to surface by conveyor, fed into a rod/ball mill circuit and de-slimed ahead of flotation. A magnetite product can also be produced from this milling operation, and Avalon is assessing sales opportunities for this product.

The flotation section of the Concentrator is comprised of rougher and multiple cleaner circuits to produce a flotation concentrate which is further up-graded by gravity concentration to produce a final concentrate typically consisting of over 7.37%TREO, 15.53% ZrO2, 1.71% Nb2O5, and 0.19% Ta2O5.  This final concentrate is filtered and stored in a covered bulk facility on site from which it will be loaded into concentrate shipping containers, hauled to the seasonal dock facility on the north shore of Great Slave Lake and barged during the summer to the Hydrometallurgical Plant.

The Nechalacho Mine and Concentrator infrastructure will include an environmentally responsible tailings management facility located in a local catchment area to the northeast of Thor Lake, a 120 person camp, 1,000 metre airstrip, diesel power generation for a peak demand of 13.6 megawatts (“MW”) at 2,000 tpd, administration, maintenance and warehouse facilities and a seasonal dock facility for concentrate loading.

Hydrometallurgical Plant

The FS provides for the construction of a Hydrometallurgical Plant which will process the concentrate from the Nechalacho Mine and Concentrator to produce a mixed rare earth precipitate and EZC.  This plant will be fed by concentrate barged in containers from the Nechalacho Mine and Concentrator.  Concentrate will be fed into a pre-leach/sulphuric acid bake/water leach plant where the majority of the LREE and approximately 50% of the HREE will be dissolved. This rich solution will then be treated for the removal of iron and various other impurities before a mixed REE precipitate will be produced by the addition of lime. This precipitate will then be filtered before being containerised and railed to the Refinery.

The EZC will be produced as a solid by-product from the sulphuric acid baking process after the leaching of the LREE and HREE.  The FS provides for the direct sale of the EZC. The Company has identified a market for EZC in Asia and the Company has signed a memorandum of understanding (“MOU”) with a potential customer which confirms a selling price.

The Hydrometallurgical Plant tailings will be disposed of in an engineered facility located within an open pit that remains from the historic Pine Point mining operation. The use of this existing pit offers potential for reduced environmental impacts and operational efficiencies, with the additional benefit of restoring this land to its original state.

The FS estimates that approximately 5.6 MW of power will be required for the Hydrometallurgical Plant, which will be supplied with hydro-electric power from the Taltson Dam.  The Hydrometallurgical Plant infrastructure will include administration, maintenance, warehouse and product loading facilities.   The EZC and mixed REE precipitate will be transported by truck 85 kilometres along an all season highway to a railhead facility located in Hay River, NWT.

Refinery

The proposed Refinery will be located in an industrial area in Geismar, LA adjacent to a CN rail line and an existing chlor-alkali plant of sufficient size to supply the Refinery with its principal chemical reagent requirements.  The FS estimates that initial annual production from the Refinery will average approximately 7,000 tonnes per year of separated rare earth products, with additional capacity for processing similar mixed rare earth precipitates produced by others.

The Refinery is comprised of two plants, a leaching plant and a separation plant. The purpose of the leaching plant is to selectively remove remaining impurities from the mixed REE precipitate from the Hydrometallurgical Plant to attain a purified REE feed solution that is then pumped to the separation plant where the individual rare earth products will be produced.

The leaching plant will incorporate a process comprised of sulphuric acid leaching and separation, selective precipitation, solvent extraction for impurity removal, REE precipitation, hydrochloric acid leaching and waste water treatment. The product from the leaching plant is a mixed light and heavy REE chloride solution which is then pumped to the separation plant. The REE separation process is based on a standard, proven technology that has been implemented in many REE separation plants in China and elsewhere. It includes leaching, solvent extraction, REE precipitation, filtration, drying, and calcining to produce multiple, high purity separated REE oxide and REE carbonate products to customers’ specifications.

The majority of the waste material from the leaching and separation process at Geismar is calcium sulphate (gypsum) which will be stored in engineered waste impoundment cells on the Geismar property.  An independent environmental consultant for Avalon has concluded that, with the application of proposed mitigation measures, the residual environmental effects are anticipated to be negligible and insignificant.

Closure and Bonding

The FS includes a conceptual closure plan and provision is made in the financial model for the associated closure bonds for all three sites.  The closure plans include provision for post life of mine (“LOM”) management as appropriate at each site.

Mineral Resource and Reserve Summary

An estimate of mineral resources has been previously prepared by Avalon and audited by Roscoe Postle Associates Inc. (“RPA”), as disclosed in the Company’s news release dated November 26, 2012.  The Measured and Indicated Mineral Resources for the Basal Zone total 65.83 million tonnes grading 1.57% TREO7 and 0.34% HREO, with 21.86% HREO/TREO using the base case Net Metal Return (“NMR”) cut-off of US$320/tonne. The reader is referred to the November 26, 2012 news release for complete disclosure of the individual REE values, resource estimation methodology employed and other relevant context. This mineral resource estimate is the basis for the estimate of Proven and Probable Mineral Reserves used in the FS.

The Proven and Probable Mineral Reserves in the FS were estimated by Avalon and reviewed by Micon International Limited (“Micon”). The estimate of Proven and Probable Mineral Reserves represents the portion of the Measured and Indicated Mineral Resources in the Basal Zone that are included in the mine development plan.

The fully diluted Proven and Probable Mineral Reserves are set out in the table below. This estimate includes planned internal dilution averaging 8.5% over the LOM from Inferred Mineral Resources added at zero grade and Measured and Indicated Mineral Resources that are below the NMR cutoff of US$320/tonne added at estimated grade. Additional external dilution of 5% was added to tonnage in secondary stopes, about half of all stopes, for an average of approximately 11% total dilution.

7 HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3. TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3. HREO/TREO is the percentage proportion of rare earths that are HREO.

Mineral Reserve Category
	Proven	Probable	Proven and Probable
Tonnage (t)	3,682,347	10,917,653	14,600,000
TREO (%)	1.73	1.69	1.70
HREO (%)	0.47	0.45	0.46
HREO/TREO	27.26%	26.61%	26.78%
La2O3	0.2577%	0.2558%	0.2562%
Ce2O3	0.5748%	0.5671%	0.5689%
Pr2O3	0.0720%	0.0713%	0.0714%
Nd2O3	0.2865%	0.2825%	0.2835%
Sm2O3	0.0655%	0.0647%	0.0649%
Eu2O3	0.0084%	0.0083%	0.0083%
Gd2O3	0.0626%	0.0610%	0.0614%
Tb2O3	0.0105%	0.0101%	0.0102%
Dy2O3	0.0581%	0.0558%	0.0563%
Ho2O3	0.0110%	0.0103%	0.0105%
Er2O3	0.0295%	0.0272%	0.0278%
Tm2O3	0.0039%	0.0037%	0.0038%
Yb2O3	0.0233%	0.0220%	0.0224%
Lu2O3	0.0032%	0.0031%	0.0031%
Y2O3	0.2605%	0.2485%	0.2515%
ZrO2	3.4042%	3.3142%	3.3375%
Nb2O5	0.4267%	0.4134%	0.4167%
Ta2O5	0.0457%	0.0451%	0.0452%

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are based on Mineral Resources published by Avalon in News Release dated November 26th. 2012 and audited by Roscoe Postle Associates Inc.
3.	Mineral Reserves are estimated using price forecasts for 2016 for rare earth oxides given below.
4.	HREO grade is comprised of Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade is comprised of all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.
5.	Mineral Reserves are estimated using a Net Metal Return (NMR) cut-off value of US$320/t.
6.
Rare earths were valued at an average net price of US$62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. In this case, the proportions of REO as final products were used to calculate the average price.

7.	Mineral Reserves calculation includes an average internal dilution of 8.5% and external dilution of 5% on secondary stopes.
8.
The mine plan was developed by Avalon Rare Metals Inc. engineers and reviewed by Micon International Limited. The QP for this Mineral Reserve is Barnard Foo, P. Eng, M. Eng, MBA, Senior Mining Engineer, Micon International Limited.

Rare Metals Markets and Sales Prices

The price assumptions used in the FS for the separated rare earth oxides have been updated from those used in the PFS to reflect recent developments in the marketplace affecting the supply-demand forecast for 2016.  For LREE, Avalon’s view is that new production from outside China will enter the market and have the effect of depressing prices for LREE, with the exception of neodymium (Nd) and praseodymium (Pr). Prices used in the FS for lanthanum, cerium and samarium have therefore been reduced by 50% from those used in the PFS.

Avalon believes that demand for magnets requiring Nd and Pr in applications such as wind turbines and automobiles will increase as a secure supply chain is established outside China.  Prices used in the FS for Nd and Pr have therefore been maintained unchanged from the PFS.

For HREE, Avalon believes demand will continue to increase with no significant new HREE production coming into the marketplace prior to Avalon entering the market.  Prices used in the FS for HREE have been maintained unchanged from the PFS, with the exception of lutetium (Lu).  Lu is used in certain specialized applications and, while all rare earths experienced a price spike in mid-2011, Lu is one of the only rare earth elements not to have experienced a significant drop in price from the highs reached in 2011. For these reasons, the price used in the FS for Lu has been increased by 151% over the PFS.

A table summarizing the Company’s REO price forecasts used in the FS is shown below:

Rare Earth Oxide	FS Forecast (FOB China 2016 US$/kg)
La2O3	8.75
Ce2O3	6.23
Pr2O3	75.20
Nd2O3	76.78
Sm2O3	6.75
Eu2O3	1,392.57
Gd2O3	54.99
Tb4O7	1,055.70
Dy2O3	688.08
Ho2O3	66.35
Er2O3	48.92
Tm2O3	-
Yb2O3	-
Lu2O3	1,313.60
Y2O3	67.25

Avalon has received several expressions of interest for the EZC from companies in Asia. Avalon has signed an MOU for the sale of the EZC to an Asian firm (as disclosed in the Company’s news release of January 29, 2013).

Avalon’s strong reputation with respect to Corporate Social Responsibility (“CSR”) is regarded favourably by its prospective customers.  Markets for the products are global and discussions are advancing steadily with customers looking to secure a new long term supply source.
Social and Environmental Update

Avalon is committed to developing the Project based on modern CSR principles and reporting on its performance in its annual Sustainability Reports. These CSR principles include commitments to minimize environmental impacts, ensuring the health and safety of employees, maximizing benefits for local communities and providing full transparency in its social and environmental performance.

Avalon is also actively negotiating with local Aboriginal groups and government agencies to develop business, training and employment opportunities for local people and a comprehensive agreement with the Deninu K’ue First Nation has already been signed.

Avalon would like to recognize and thank its Aboriginal partners for their constructive feedback and advice on minimizing environmental impacts and for input on mine development decisions.  Avalon values the relationship with all of its Northern communities and looks forward to continuing positive future discussions on partnerships and collaborative business opportunities.

With regard to Project permitting and social licence to operate, discussions are continuing with local Aboriginal governments, municipalities and the Government of the NWT as well as Federal Government agencies and regulators and other stakeholders, toward securing the necessary permits and approvals for the Project to proceed. The environmental assessment process is nearing completion following public hearings in February, 2013 and subsequent closure of the public registry on April 3, with the final Report of Environmental Assessment expected to be issued by the Mackenzie Valley Environmental Review Board within the next three months.

A detailed Project Description Report and extensive environmental and social information filed in connection with the Project permitting process can be found on the

Mackenzie Valley Environmental Impact Review Board’s public registry site at http://www.reviewboard.ca/.

Qualified Persons

The FS was prepared with contributions from the following Avalon independent consultants and "Qualified Persons" for the purposes of National Instrument 43-101, who have reviewed and approved the contents of this material change report.

Qualified Person	Consulting Firm	Contribution
Richard Gowans	Micon International Limited	Process, Infrastructure, Capital & Operating Costs
Barnard Foo	Micon International Limited	Mining and Mineral Reserves, Mine Capital & Operating Costs
Christopher Jacobs	Micon International Limited	Economic Analysis
Jane Spooner	Micon International Limited	Marketing
Tudorel Ciuculescu	Roscoe Postle Associates Inc.	Resource Estimate
Kevin Hawton	Knight Piesold Ltd.	Tailings Management Design, Nechalacho and Pine Point
Rick Hoos	EBA Engineering Consultants Ltd.	Environmental Studies, Permitting & Social or Community Impact Assessment

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, please contact Don Bubar, President & CEO at 416-364-4938.

Date of Report:

April 29, 2013.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “scheduled”, “anticipates”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements contained herein include, without limitation, the Company’s beliefs and expectations concerning its strategic advantage, the Project’s technical and economic feasibility based on the results of the FS, the Project’s status as the most advanced heavy rare earth elements project in the world outside China, the key measures and economics reported in the FS, the elimination of technical risk associated with the cracking process, timelines, capital and sustaining costs, power and storage facilities, life of mine, social, community and environmental impacts, mineral resource and mineral reserve estimates, rare metal markets and sales prices, off-take agreements and purchasers for the Company’s products, environmental assessment and permitting, securing sufficient financing on acceptable terms, opportunities for short and long term optimization of the Project, and continued positive discussions and relationships with local communities and stakeholders. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to: Avalon’s ability to secure sufficient financing to advance and complete the Project, uncertainties associated with securing  the necessary approvals and permits in a timely manner, assumptions used in the FS proving to be inaccurate, uncertainties associated with Avalon’s resource and reserve estimates, uncertainties regarding global supply and demand for rare earth materials and market and sales prices, uncertainties associated with securing off-take agreements and customer contracts, uncertainties with respect to social, community and environmental impacts, uncertainties with respect to optimization opportunities for the Project, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

Unless otherwise indicated, all reserve and resource estimates and other technical information included in this material change report have been prepared in accordance with NI 43-101.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards for disclosure of information, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this material change report may not be comparable to similar information disclosed by United States companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineral in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.